October 2, 2006

Mr. David R. Humphrey
Securities and Exchange Commission
CF/AD 5
100 F Street
Washington, DC 20549-3561

Dear Mr. Humphrey:

On behalf of Banta Corporation (the “Corporation”), the following is the Corporation’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter dated July 5, 2006 in connection with the Staff’s review of the Annual Report on Form 10-K for the year ended December 31, 2005. We have repeated the comment of the Staff below (in bold) and followed with the Corporation’s response.

If the Corporation’s response is satisfactory, the Corporation respectfully requests that it be allowed to make the changes prospectively in the Corporation’s next Annual Report on Form 10-K for the year ended December 30, 2006.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Earnings, page 26

1.	We note from your response to our previous comment 1 that revisions to your financial statement disclosure are now consistent with your assertion that your printing business revenue is service revenue. However, we do not feel you have adequately supported your position that such revenues constitute services, not products. Specifically, it is difficult to come to the conclusion that you do not produce a product when physical, tangible goods leave your possession and delivery of such printed product is made to your customer. While we acknowledge that the final product’s entire value is not derived just from your printing process, we believe that the printing process is a component of such product, and that you provide customization of such product for individual customers, much like the manufacturer of engine parts might customize certain parts for individual customers. The manufacturer of such customer engine parts is not providing “customization service” but is rather providing tangible goods that are considered products. The manufacturer provides the components such as steel or plastic much like you provide the components of the printed product, such as paper and ink, and is responsible for such costs just as you are responsible for costs involved in the printing process, such as paper. You state on page 5 that the principal cost within the printing services segment is paper. As such, please revise your financial statements to present product and service revenue separately, as previously requested.

Mr. David R. Humphrey
Securities and Exchange Commission
October 2, 2006

Corporation Response

The Corporation has adopted the following criteria for determining if revenue is related to product or services. Revenue is considered product revenue if a tangible, physical product is delivered to the customer at the end of the process (either printing processes or the assembly, kitting, distribution and fulfillment processes in our supply-chain management segment). All other revenue that does not result in delivery of a tangible, physical product is considered services revenue. Based on these criteria we examined revenue for the period ended December 31, 2005 and determined that services revenue was less than 10% of total revenue. The total percentage of services revenue for the year ended December 31, 2005 was 3.5%, well below the 10% threshold.

In accordance with the guidance in Rule 05-3 (b) (1) – (2) of Regulation S-X, the consolidated financial statements will reflect a single line for revenue and a single line for cost of goods sold. As this is consistent with our policy in past years, no reclassification is necessary to effect this presentation.

The Corporation will modify all language in the Form 10-K filing for the year ended December 30, 2006 to be consistent with this presentation of revenue. In addition, the Corporation will specifically revise language related to revenue recognition in Management’s Discussion and Analysis. Our preliminary draft of this disclosure is included below.

Management’s Discussion and Analysis Critical Accounting Policies

Revenue recognition. The Corporation provides printing solutions to publishers and direct marketers; and supply-chain management solutions, primarily to companies in the technology and medical device industries. The Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues.

Revenue in the printing solutions segment is recognized when the printed item is delivered to the customer and the earnings process is complete. Revenue in the supply-chain management segment is recognized when the tangible item is completed and delivered according to the customer’s specifications. Revenue in the supply-chain management segment is recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. In general, revenue is recognized on a gross basis if the Corporation has latitude in establishing component vendors and pricing, is the primary obligor in the arrangement, bears all credit risk and bears risk of loss for inventory in its possession. Revenue from contracts that do not meet these criteria are recognized on a net basis, recording only the portion that is related to assembly, kitting, distribution and fulfillment processes provided directly by the Corporation.

Mr. David R. Humphrey
Securities and Exchange Commission
October 2, 2006

Revenue from services is less than ten percent of revenue for the Corporation for each of the periods presented. Services revenue is recognized when the service is performed.

The Corporation records shipping and handling fees billed to customers as revenue, and records the related costs as cost of printing and supply-chain services, when incurred.

* * *

We are committed to providing our shareholders with appropriate information, in accordance with SEC requirements. I am confident that the information above will provide the responses and additional information you have requested.

We acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings; that SEC Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will be filed via EDGAR, as you requested.

Sincerely,

/s/ Geoffrey J. Hibner

Geoffrey J. Hibner
Chief Financial Officer

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